Exhibit 12.2
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges

	For the three months ended		For the six months ended
	June 30,		June 30,
(in thousands)	2010	2009	2010	2009

Earnings:
Pre-tax (loss) income before adjustment for noncontrolling interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(8,594)	$3,937	$(18,599)	$16,367
Amortization of interest capitalized	963	945	1,926	1,845
Interest capitalized	(302)	(827)	(670)	(3,070)
Distributed income of equity investees	1,917	3,313	3,789	7,113
Fixed charges	22,360	24,444	44,814	48,422

Total Earnings	$16,344	$31,812	$31,260	$70,677

Fixed Charges:
Interest expense	$20,927	$22,810	$41,828	$43,242
Capitalized interest	302	827	670	3,070
Debt costs amortization	1,131	807	2,316	2,110

Total Fixed Charges	$22,360	$24,444	$44,814	$48,422

Ratio of Earnings to Fixed Charges	(a )	1.3	(a )	1.5

a)	For the three and six months ended June 30, 2010, the aggregate amount of fixed charges exceeded our earnings by approximately $6.0 million and $13.6 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the period is primarily due to a decline in revenue as the result of pressure on net effective rents.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

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